Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

This management's discussion and analysis ("MD&A"), prepared as of July 30, 2025, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2025 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for the year ended December 31, 2024 and corresponding notes therein which are available on the Company's web site at www.kinross.com and on www.sedarplus.ca. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2025, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on page 28 and in the “Cautionary Statement on Forward-Looking Information” on pages 37 – 38 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

This MD&A references attributable average realized gold price per ounce, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings, adjusted net earnings per share, attributable adjusted operating cash flow, attributable capital expenditures, and attributable free cash flow, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar relative to the U.S. dollar, may have an impact on the Company's operating costs and capital expenditures.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Consolidated Financial and Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2025	2024	Change	% Change(g)	2025	2024	Change	% Change(g)
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	530,077	535,338	(5,261)	(1)%	1,059,938	1,062,737	(2,799)	0%
Sold	526,223	520,760	5,463	1%	1,050,312	1,043,160	7,152	1%
Attributable gold equivalent ounces(b)
Produced	512,574	535,338	(22,764)	(4)%	1,024,662	1,062,737	(38,075)	(4)%
Sold	508,300	520,760	(12,460)	(2)%	1,014,864	1,043,160	(28,296)	(3)%
Gold ounces - sold	519,391	505,122	14,269	3%	1,035,659	1,008,726	26,933	3%
Silver ounces - sold (000's)	666	1,268	(602)	(47)%	1,367	2,935	(1,568)	(53)%

Earnings(a)
Metal sales	$1,728.5	$1,219.5	$509.0	42%	$3,226.0	$2,301.0	$925.0	40%
Production cost of sales	$568.4	$536.1	$32.3	6%	$1,115.1	$1,049.0	$66.1	6%
Depreciation, depletion and amortization	$262.9	$295.8	$(32.9)	(11)%	$551.3	$566.5	$(15.2)	(3)%
Operating earnings	$774.8	$298.3	$476.5	160%	$1,345.2	$491.5	$853.7	174%
Net earnings attributable to common shareholders	$530.7	$210.9	$319.8	152%	$898.7	$317.9	$580.8	183%
Net earnings per share attributable to common shareholders (basic and diluted)	$0.43	$0.17	$0.26	153%	$0.73	$0.26	$0.47	181%
Adjusted net earnings(c)	$541.0	$174.7	$366.3	nm	$905.0	$299.6	$605.4	nm
Adjusted net earnings per share(c)	$0.44	$0.14	$0.30	nm	$0.74	$0.24	$0.50	nm

Cash Flow(a)
Net cash flow provided from operating activities	$992.4	$604.0	$388.4	64%	$1,589.5	$978.4	$611.1	62%
Attributable adjusted operating cash flow(c)	$843.9	$478.3	$365.6	76%	$1,520.1	$904.0	$616.1	68%
Capital expenditures(d)	$306.1	$274.2	$31.9	12%	$513.8	$516.1	$(2.3)	0%
Attributable capital expenditures(c)	$301.8	$264.5	$37.3	14%	$505.9	$496.6	$9.3	2%
Attributable free cash flow(c)	$646.6	$345.9	$300.7	87%	$1,017.4	$491.2	$526.2	107%

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$3,284	$2,342	$942	40%	$3,071	$2,206	$865	39%
Attributable average realized gold price per ounce(c)	$3,285	$2,342	$943	40%	$3,071	$2,206	$865	39%
Production cost of sales per equivalent ounce sold(b)(f)	$1,080	$1,029	$51	5%	$1,062	$1,006	$56	6%
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,074	$1,029	$45	4%	$1,056	$1,006	$50	5%
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,044	$989	$55	6%	$1,027	$965	$62	6%
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,493	$1,387	$106	8%	$1,424	$1,348	$76	6%
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,469	$1,357	$112	8%	$1,400	$1,319	$81	6%
Attributable all-in cost per equivalent ounce sold(b)(c)	$1,936	$1,774	$162	9%	$1,808	$1,702	$106	6%
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,918	$1,756	$162	9%	$1,789	$1,685	$104	6%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.

(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.

(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(g)	“nm” means not meaningful.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Consolidated Financial Performance

Second quarter of 2025 vs. Second quarter of 2024

In the second quarter of 2025, Kinross produced 530,077 total gold equivalent ounces, comparable to the second quarter of 2024. Higher production from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh in the second half of 2024, and higher production from Paracatu, was offset by lower production from Tasiast and Round Mountain, as planned.

Metal sales in the second quarter of 2025 increased by 42% to $1,728.5 million compared to the second quarter of 2024, due to a 40% increase in the average realized gold price to $3,284 per ounce. Total gold equivalent ounces sold in the second quarter of 2025 were comparable to 2024.

Production cost of sales in the second quarter of 2025 were $568.4 million, and $1,080 per equivalent ounce sold, an increase of 6% and 5%, respectively, compared to the same period in 2024. The increase in costs was mainly due to production and sales mix, including lower planned production from the lowest-cost Tasiast operation and higher production at Fort Knox, partially offset by lower production from Round Mountain. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price.

In the second quarter of 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 8% compared to the second quarter of 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the second quarter of 2025 were 9% higher compared to the second quarter of 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold and an increase in capital expenditures.

Depreciation, depletion and amortization decreased by 11% in the second quarter of 2025 compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold at Round Mountain, partially offset by the increase in gold equivalent ounces sold at Fort Knox.

The Company recorded income tax expense of $170.9 million in the second quarter of 2025, an increase of $93.1 million compared to the same period in 2024 primarily due to a $442.8 million increase in earnings before tax. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in the second quarter of 2025 were $530.7 million, or $0.43 per share, compared to $210.9 million, or $0.17 per share, in the second quarter of 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 42% while production cost of sales increased by only 6%, partially offset by the increase in income tax expense, as noted above.

Adjusted net earnings in the second quarter of 2025 were $541.0 million, or $0.44 per share, compared to $174.7 million, or $0.14 per share, in the second quarter of 2024. The increase was primarily due to the increase in net earnings attributable to common shareholders, as noted above.

Net cash flow provided from operating activities increased to $992.4 million in the second quarter of 2025 from $604.0 million in the same period in 2024, primarily due to the increase in margins, partially offset by changes in working capital, including income taxes paid.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $843.9 million in the second quarter of 2025 from $478.3 million in the same period in 2024, primarily due to the increase in margins, partially offset by an increase in current income tax expense.

Capital expenditures increased to $306.1 million in the second quarter of 2025 from $274.2 million in the same period in 2024, primarily as a result of the ramp-up of development activities at Great Bear, Bald Mountain Redbird Phase 1 and La Coipa Phase 7, partially offset by lower spending on capital development due to mine sequencing at Fort Knox and Manh Choh.

Attributable free cash flow increased to $646.6 million in the second quarter of 2025 from $345.9 million in the same period in 2024, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in cash flow attributable to non-controlling interests from operating activities, related to the commencement of production from Manh Choh, and the increase in capital expenditures, as noted above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Total cash and cash equivalents increased by $441.9 million in the second quarter of 2025 to $1.1 billion compared to an increase of $73.1 million in the same period in 2024. The increase in the second quarter of 2025 was driven by free cash flows, as noted above, partially offset by $170.1 million in share repurchases under the Company’s normal course issuer bid (“NCIB”). The increase in the second quarter of 2024 was driven by free cash flows, partially offset by $200.0 million in repayments on the term loan.

First six months of 2025 vs. First six months of 2024

In the first six months of 2025, Kinross produced 1,059,938 total gold equivalent ounces, comparable to the first six months of 2024. Higher production from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh in the second half of 2024, and higher production from Paracatu, was offset by lower production from Tasiast, Round Mountain and La Coipa.

Metal sales in the first six months of 2025 increased by 40% to $3,226.0 million compared to the first six months of 2024, due to a 39% increase in the average realized gold price to $3,071 per ounce. Total gold equivalent ounces sold in the first six months of 2025 were comparable to 2024.

Production cost of sales in the first six months of 2025 were $1,115.1 million, and $1,062 per equivalent ounce sold, an increase of 6% compared to the same period in 2024. The increase in costs was mainly due to production and sales mix, including lower planned production from the lowest-cost Tasiast operation and higher production at Fort Knox, partially offset by lower production from Round Mountain. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price, partially offset by more favourable foreign exchange rates in Brazil.

In the first six months of 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% compared to the first six months of 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2025 were also 6% higher compared to the first six months of 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization of $551.3 million in the first six months of 2025 was comparable to the same period in 2024.

The Company recorded income tax expense of $307.7 million in the first six months of 2025, an increase of $160.8 million compared to the same period in 2024 primarily due to a $793.3 million increase in earnings before tax. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in the first six months of 2025 were $898.7 million, or $0.73 per share, compared to $317.9 million, or $0.26 per share, in the first six months of 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 40% while production cost of sales increased by only 6%, partially offset by the increase in income tax expense, as noted above.

Adjusted net earnings in the first six months of 2025 were $905.0 million, or $0.74 per share, compared to $299.6 million, or $0.24 per share, in the first six months of 2024. The increase was primarily due to the increase in net earnings attributable to common shareholders, as noted above.

Net cash flow provided from operating activities increased to $1,589.5 million in the first six months of 2025 from $978.4 million in the same period in 2024, primarily due to the increase in margins, partially offset by changes in working capital, including income taxes paid.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $1,520.1 million in the first six months of 2025 from $904.0 million in the same period in 2024, primarily due to the increase in margins, partially offset by an increase in current income tax expense.

Capital expenditures of $513.8 million in the first six months of 2025 were comparable to the same period in 2024. Lower spending on capital development due to mine sequencing at Fort Knox and Manh Choh as well as the completion of construction at Bald Mountain Saga 6 and Manh Choh in 2024, were offset by the ramp-up of development activities at Great Bear, Bald Mountain Redbird Phase I, Round Mountain Phase S and La Coipa Phase 7.

Attributable free cash flow increased to $1,017.4 million in the first six months of 2025 from $491.2 million in the same period in 2024, primarily due to the increase in net cash flow provided from operating activities.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Total cash and cash equivalents increased by $525.0 million in the first six months of 2025 to $1.1 billion compared to an increase of $127.6 million in the same period in 2024. The increase in the first six months of 2025 was driven by free cash flows, as noted above, partially offset by $200.0 million in repayments on the term loan and $170.1 million in share repurchases under the Company’s NCIB. The increase in the first six months of 2024 was driven by free cash flows, partially offset by $200.0 million in repayments on the term loan.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2024 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2024, which is available on the Company's website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2024 annual MD&A.

Price of Gold

The price of gold is the single largest factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2025, the average market price of gold was $3,280 per ounce, with gold trading between $3,015 and $3,435 per ounce based on the LBMA Gold Price PM benchmark. This compares to an average market price of $2,338 per ounce during the second quarter of 2024, with gold trading between $2,265 and $2,427 per ounce. During the second quarter of 2025, Kinross realized an average price of $3,284 per ounce, compared to $2,342 per ounce for the same period in 2024. Major influences on the gold price during the second quarter of 2025 included continued geopolitical and global trade risks, and economic and tariff policy uncertainty resulting in strong buying from both central banks and ETFs.

For the first six months of 2025, the market price of gold averaged $3,067 per ounce compared to $2,203 per ounce in the same period of 2024 based on the LBMA Gold Price PM benchmark. Kinross realized an average price of $3,071 per ounce in the first six months of 2025 compared to $2,206 per ounce in the first six months of 2024.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, fuel prices in the second quarter of 2025 were lower compared to the same period in 2024. Kinross manages its exposure to fuel costs by entering into various hedge positions from time to time – refer to Section 6 – Liquidity and Capital Resources for details.

During the first six months of 2025, the United States government announced changes in trade policy including increased tariffs on imports and potential termination or renegotiation of existing trade agreements. The announced changes include increased tariffs on steel and aluminum imports. The Company is monitoring its exposure to the evolving tariffs and the potential impacts on the Company’s supply chain and costs.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and six months ended June 30, 2025, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Brazilian real and Chilean peso and was in line relative to the Mauritanian ouguiya, compared to the same periods in 2024. As at June 30, 2025, the U.S. dollar was weaker relative to the Canadian dollar, Brazilian real and Chilean peso, and was in line relative to the Mauritanian ouguiya, compared to the respective December 31, 2024 spot exchange rates. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 37 – 38 of this MD&A.

Kinross is on track to meets its annual guidance of 2.0 million (+/- 5%) attributable1 gold equivalent ounces produced at an attributable production cost of sales per equivalent ounce sold2 of $1,120 (+/- 5%) and attributable all-in sustaining cost per equivalent ounce sold2 of $1,500 (+/- 5%) for 2025. The Company is also on track to meet its annual attributable capital expenditures2 guidance of $1,150 million (+/- 5%) for 2025.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Great Bear

At Great Bear, Kinross continues to progress its Advanced Exploration (“AEX”) program, permitting and detailed engineering for the Main Project.

AEX construction commenced in the fourth quarter of 2024, earthwork activities are underway, and the AEX camp is nearing completion. Initial development of the exploration decline is on target for December 2025, subject to permitting.

For the Main Project, Kinross is progressing detailed engineering on the mill, the tailings management facility, and other site infrastructure. Initial procurement activities for major process equipment have commenced, with awards planned to start in late 2025, and manufacturing for a few long lead items is expected to commence in 2026.

In order to advance the Impact Statement (“IS”) on a timely basis, the Company is coordinating with the Impact Assessment Agency of Canada (“IAAC”) on a staged filing process. The Company intends to file the majority of the technical chapters by year end and the remaining chapters by the end of the first quarter of 2026. This approach will underpin a robust IS filing with the necessary technical and Indigenous contributions to help facilitate an efficient review process by IAAC.

During the second quarter of 2025, Great Bear incurred $18.3 million on qualifying activities, defined in and required to be disclosed by its Exploration Agreement with Lac Seul First Nation and Wabauskang First Nation, as Exploration Expenditures.

Kinross also advanced its regional exploration drilling program during the quarter, targeting favorable geophysical signatures as well as lithological contacts, looking for new, near-surface mineralization.

Round Mountain Phase X

Decline development at Round Mountain Phase X is advancing well, with over 4,500 metres developed to date. Extensive infill drilling has been completed in both the upper zone and lower zones, with results continuing to intersect strong widths and grades, and extension drilling indicating continuation of mineralization down dip outside the original exploration target.

Engineering work and technical studies are advancing well to support potential project execution at Phase X.

Kinross plans to provide a project, resource and economics update with year-end results.

1 Attributable guidance and results include Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 2.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the three and six months ended June 30, 2025 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Curlew Basin exploration

Drilling at Curlew continues to intersect high grades and strong widths at both North Stealth and K5, indicating potential to further improve the quality of the resource and the mine plan with additions of high margin mineralization.

Extension of the underground declines is progressing well with over 800 metres developed year-to-date, focused on providing drilling access to follow up on the high grade 2023 discovery at Roadrunner and to extend mineralization in the high grade North Stealth area.

Technical studies and detailed engineering are also progressing well at Curlew.

Bald Mountain Redbird

At Redbird, mining is advancing on schedule. Studies and detailed engineering related to the potential Phase 2 extension of Redbird are progressing well, including engineering related to the heap leach pad expansion, technical studies and mine plan optimization work. Exploration drilling and technical studies are also progressing, targeting satellite pit opportunities on the large Bald Mountain property, which could potentially augment the production profile from Redbird 2.

Lobo-Marte

Kinross is progressing baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project. Lobo-Marte continues to be a potential large, low-cost mine and Kinross is committed to progressing next steps to advance the project.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Earnings (Loss) by Segment

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Operating segments
Tasiast	$216.0	$172.7	$43.3	25%	$394.4	$292.7	$101.7	35%
Paracatu	285.4	114.8	170.6	149%	505.0	195.9	309.1	158%
La Coipa	54.4	41.9	12.5	30%	119.1	85.7	33.4	39%
Fort Knox(a)	177.4	38.5	138.9	361%	312.2	51.1	261.1	511%
Round Mountain	40.2	(32.3)	72.5	224%	50.0	(41.3)	91.3	221%
Bald Mountain	73.8	11.9	61.9	520%	106.2	29.4	76.8	261%
Non-operating segments
Great Bear	(5.3)	(13.5)	8.2	61%	(11.1)	(25.9)	14.8	57%
Corporate and other(b)	(67.1)	(35.7)	(31.4)	(88)%	(130.6)	(96.1)	(34.5)	(36)%
Total	$774.8	$298.3	$476.5	160%	$1,345.2	$491.5	$853.7	174%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.

(b)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, insurance recoveries, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Mining Operations

Tasiast – Mauritania

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,921	1,985	(64)	(3)%	3,733	4,029	(296)	(7)%
Tonnes processed (000's)	1,730	2,161	(431)	(20)%	3,662	4,234	(572)	(14)%
Grade (grams/tonne)	2.11	2.70	(0.59)	(22)%	2.13	2.58	(0.45)	(17)%
Recovery	94.7%	91.8%	2.9%	3%	94.7%	91.6%	3.1%	3%
Gold equivalent ounces(a):
Produced	119,241	161,629	(42,388)	(26)%	256,870	320,828	(63,958)	(20)%
Sold	121,745	156,038	(34,293)	(22)%	251,238	307,052	(55,814)	(18)%

Earnings (in millions)
Metal sales	$400.1	$365.6	$34.5	9%	$770.0	$679.0	$91.0	13%
Production cost of sales	102.6	102.3	0.3	0%	207.6	202.0	5.6	3%
Depreciation, depletion and amortization	65.4	84.0	(18.6)	(22)%	149.8	161.9	(12.1)	(7)%
	232.1	179.3	52.8	29%	412.6	315.1	97.5	31%
Other operating expense	11.2	4.7	6.5	138%	8.8	19.0	(10.2)	(54)%
Exploration and business development	4.9	1.9	3.0	158%	9.4	3.4	6.0	176%
Segment operating earnings	$216.0	$172.7	$43.3	25%	$394.4	$292.7	$101.7	35%

Production cost of sales per equivalent ounce sold(a)(b)	$843	$656	$187	29%	$826	$658	$168	26%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Second quarter of 2025 vs. Second quarter of 2024

Starting in 2025, planned mine sequencing has shifted mining activities to the capital development of West Branch 5 and the start of ore from the Piment pit, as the mining of West Branch 4 ramps down. As a result, tonnes of ore mined decreased by 3% in the second quarter of 2025 compared to the second quarter of 2024. Mill grades decreased by 22% compared to the same period in 2024 as a result of blending directly mined higher-grade ore from West Branch 4 with ore from stockpiles.

Gold equivalent ounces produced in the second quarter of 2025 decreased by 26% compared to the same period in 2024 primarily due to the lower grades, and lower mill throughput. Partially offsetting the lower grades and mill throughput was the timing of ounces processed through the mill and a 3% increase in recoveries compared to the second quarter of 2024 following a number of optimization initiatives to the mill. Gold equivalent ounces sold in the second quarter of 2025 decreased by 22% compared to the same period in 2024 due to the decrease in production, partially offset by the timing of sales.

Metal sales increased by 9% compared to the second quarter of 2024, due to the 40% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales in the second quarter of 2025 was comparable to the second quarter of 2024. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces. Depreciation, depletion and amortization decreased by 22% in the second quarter of 2025 compared to the same period in 2024 due to the decrease in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

First six months of 2025 vs. First six months of 2024

Starting in 2025, planned mine sequencing has shifted mining activities to the capital development of West Branch 5 and the start of ore from the Piment pit, as the mining of West Branch 4 ramps down. As a result, tonnes of ore mined decreased by 7% in the first six months of 2025 compared to the first six months of 2024. Mill grades decreased by 17% compared to the same period in 2024 as a result of blending directly mined higher-grade ore from West Branch 4 with ore from stockpiles.

Gold equivalent ounces produced and sold in the first six months of 2025 decreased by 20% and 18%, respectively, compared to the same period in 2024 primarily due to the lower grades and lower mill throughput. Partially offsetting the lower grades and mill throughput was the timing of ounces processed through the mill and a 3% increase in recoveries compared to the first six months of 2024 following a number of optimization initiatives to the mill.

Metal sales increased by 13% compared to the first six months of 2024, due to the 39% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 3% in the first six months of 2025, compared to the first six months of 2024, primarily due to higher royalties as a result of the higher gold prices, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces. Depreciation, depletion and amortization decreased by 7% in the first six months of 2025 compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by production feed from higher depreciation cost ounces.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Paracatu – Brazil

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	13,497	14,094	(597)	(4)%	26,815	28,172	(1,357)	(5)%
Tonnes processed (000's)	14,527	15,053	(526)	(3)%	27,034	30,662	(3,628)	(12)%
Grade (grams/tonne)	0.39	0.35	0.04	11%	0.41	0.33	0.08	24%
Recovery	81.6%	80.2%	1.4%	2%	82.0%	79.6%	2.4%	3%
Gold equivalent ounces(a):
Produced	149,264	130,228	19,036	15%	295,903	258,501	37,402	14%
Sold	148,787	130,174	18,613	14%	295,642	258,284	37,358	14%

Earnings (in millions)
Metal sales	$487.0	$304.6	$182.4	60%	$904.7	$569.0	$335.7	59%
Production cost of sales	142.6	135.2	7.4	5%	282.2	270.9	11.3	4%
Depreciation, depletion and amortization	56.5	45.7	10.8	24%	113.8	92.4	21.4	23%
	287.9	123.7	164.2	133%	508.7	205.7	303.0	147%
Other operating expense	0.4	6.8	(6.4)	(94)%	0.6	6.2	(5.6)	(90)%
Exploration and business development	2.1	2.1	-	0%	3.1	3.6	(0.5)	(14)%
Segment operating earnings	$285.4	$114.8	$170.6	149%	$505.0	$195.9	$309.1	158%

Production cost of sales per equivalent ounce sold(a)(b)	$958	$1,039	$(81)	(8)%	$955	$1,049	$(94)	(9)%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Second quarter of 2025 vs. Second quarter of 2024

Consistent with Paracatu’s planned mine sequencing, mining in the second quarter of 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput. The Company implemented additional gravity circuit infrastructure in the second half of 2024 contributing to stronger recoveries in the second quarter of 2025.

Gold equivalent ounces produced and sold in the second quarter of 2025 increased by 15% and 14%, respectively, compared to the same period in 2024 as a result of the higher grades and recovery, partially offset by the decrease in throughput.

Metal sales increased by 60% compared to the second quarter of 2024, due to the 40% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales was impacted by higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion and amortization increased by 24% in the second quarter of 2025 compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

First six months of 2025 vs. First six months of 2024

Consistent with Paracatu’s planned mine sequencing, mining in the first six months of 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput. The Company implemented additional gravity circuit infrastructure in the second half of 2024 contributing to stronger recoveries in the first six months of 2025.

Gold equivalent ounces produced and sold in the first six months of 2025 increased by 14% compared to the same period in 2024 as a result of the higher grades and recovery, partially offset by the decrease in throughput.

Metal sales increased by 59% compared to the first six months of 2024, due to the 39% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 4% in the first six months of 2025, compared to the same period in 2024, due to higher royalties as a result of the higher gold prices as well as higher contractor costs, partially offset by the weakening of the Brazilian real compared to the prior year. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion and amortization increased by 23% in the first six months of 2025 compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

La Coipa – Chile

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change(c)	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	580	690	(110)	(16)%	1,845	1,725	120	7%
Tonnes processed (000's)	911	882	29	3%	1,882	1,709	173	10%
Grade (grams/tonne):
Gold	1.77	1.97	(0.20)	(10)%	1.99	2.03	(0.04)	(2)%
Silver	28.89	65.02	(36.13)	(56)%	30.48	75.76	(45.28)	(60)%
Recovery:
Gold	77.5%	84.4%	(6.9)%	(8)%	79.0%	85.9%	(6.9)%	(8)%
Silver	50.2%	50.6%	(0.4)%	(1)%	55.3%	54.1%	1.2%	2%
Gold equivalent ounces(a):
Produced	54,139	65,851	(11,712)	(18)%	106,454	137,096	(30,642)	(22)%
Sold	50,400	63,506	(13,106)	(21)%	106,270	134,631	(28,361)	(21)%
Silver ounces:
Produced (000's)	497	1,146	(649)	(57)%	957	2,658	(1,701)	(64)%
Sold (000's)	464	1,112	(648)	(58)%	962	2,621	(1,659)	(63)%

Earnings (in millions)
Metal sales	$165.2	$149.6	$15.6	10%	$326.4	$297.5	$28.9	10%
Production cost of sales	70.4	58.8	11.6	20%	134.5	110.9	23.6	21%
Depreciation, depletion and amortization	32.7	45.8	(13.1)	(29)%	62.4	95.8	(33.4)	(35)%
	62.1	45.0	17.1	38%	129.5	90.8	38.7	43%
Other operating expense	3.0	2.4	0.6	25%	5.3	4.2	1.1	26%
Exploration and business development	4.7	0.7	4.0	nm	5.1	0.9	4.2	nm
Segment operating earnings	$54.4	$41.9	$12.5	30%	$119.1	$85.7	$33.4	39%

Production cost of sales per equivalent ounce sold(a)(b)	$1,397	$926	$471	51%	$1,266	$824	$442	54%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(c)	“nm” means not meaningful.

Second quarter of 2025 vs. Second quarter of 2024

Mining at La Coipa in the second quarter of 2025 focused on mining from the Puren pit and capital development of the Phase 7 pit, resulting in a 16% decrease in tonnes of ore mined, a 10% decrease in gold grades, and a 56% decrease in silver grades compared to the same period in 2024. Tonnes of ore mined and grades were also impacted by higher groundwater inflows into the pits than anticipated. Tonnes processed in the second quarter of 2025 were 3% higher compared to the second quarter of 2024, as a result of blending mined ore with ore from stockpiles, and the realization of the benefits of mill optimization activities in the second half of 2024.

Gold equivalent ounces produced in the second quarter of 2025 decreased by 18% compared to the same period in 2024, primarily due to the decrease in grades. Gold equivalent ounces sold decreased by 21% compared to the second quarter of 2024, due to the decrease in production and the timing of sales.

Metal sales increased by 10% compared to the second quarter of 2024, due to the 40% increase in the average realized gold price, largely offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 20% in the second quarter of 2025, compared to the same period in 2024, primarily due to higher royalties as a result of the higher gold prices and the higher proportion of Puren ore processed. Production cost of sales was further impacted by higher labour and contractor costs, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces and higher royalty, labour and contractor costs. Depreciation, depletion and amortization decreased by 29% in the second quarter of 2025 compared to the same period in 2024, due to the decrease in gold equivalent ounces sold as well as the increase in proportion of Puren ore processed, which has a lower capital cost per ounce than Phase 7.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

First six months of 2025 vs. First six months of 2024

Mining at La Coipa in the first six months of 2025 focused on mining from the Puren pit and capital development of the Phase 7 pit, resulting in a 7% increase in tonnes of ore mined, a 2% decrease in gold grades, and a 60% decrease in silver grades compared to the same period in 2024. Tonnes processed in the first six months of 2025 were 10% higher compared to the first six months of 2024, due to mill optimization activities in the second half of 2024. Changing ore characteristics from the increased mix of Puren ore processed, due to mine sequencing, also resulted in the decrease in gold recoveries in the first six months of 2025.

Gold equivalent ounces produced and sold in the first six months of 2025 decreased by 22% and 21%, respectively, compared to the same period in 2024, due to the decrease in silver grades, the timing of ounces processed through the mill and the decrease in gold recoveries. These decreases were partially offset by the increase in throughput.

Metal sales increased by 10% compared to the first six months of 2024, due to the 39% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 21% in the first six months of 2025, compared to the same period in 2024, primarily due to higher royalties as a result of the higher gold prices and the higher proportion of Puren ore processed. Production cost of sales was further impacted by higher contractor and labour costs, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces and higher royalty, contractor and labour costs. Depreciation, depletion and amortization decreased by 35% in the first six months of 2025 compared to the same period in 2024, due to the decrease in gold equivalent ounces sold as well as the increase in proportion of Puren ore processed, which has a lower capital cost per ounce than Phase 7.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Fort Knox (100% basis) – USA(a)

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change(f)	2025	2024	Change	% Change(f)
Operating Statistics
Tonnes ore mined (000's)	7,639	8,331	(692)	(8)%	14,169	18,368	(4,199)	(23)%
Tonnes processed (000's)(b)	7,165	8,388	(1,223)	(15)%	13,026	19,016	(5,990)	(31)%
Grade (grams/tonne)(c)	1.72	0.85	0.87	102%	2.13	0.76	1.37	180%
Recovery(c)	88.2%	80.7%	7.5%	9%	89.5%	78.9%	10.6%	13%
Gold equivalent ounces(d):
Produced	115,064	69,914	45,150	65%	227,118	123,264	103,854	84%
Sold	113,200	70,477	42,723	61%	225,310	126,769	98,541	78%

Earnings (in millions)
Metal sales	$372.4	$163.9	$208.5	127%	$692.9	$280.2	$412.7	147%
Production cost of sales	141.3	94.8	46.5	49%	273.1	177.3	95.8	54%
Depreciation, depletion and amortization	46.9	25.9	21.0	81%	96.9	46.4	50.5	109%
	184.2	43.2	141.0	nm	322.9	56.5	266.4	nm
Other operating expense	0.8	0.1	0.7	nm	0.9	0.1	0.8	nm
Exploration and business development	6.0	4.6	1.4	30%	9.8	5.3	4.5	85%
Segment operating earnings	$177.4	$38.5	$138.9	361%	$312.2	$51.1	$261.1	511%

Production cost of sales per equivalent ounce sold(d)(e)	$1,248	$1,345	$(97)	(7)%	$1,212	$1,399	$(187)	(13)%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.

(b)	Includes 232,000 and 526,000 tonnes processed from Manh Choh as well as 5,529,000 and 10,319,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 – nil tonnes processed from Manh Choh as well as 6,385,000 and 15,163,000 tonnes placed on the heap leach pad, respectively).

(c)	Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.23 and 0.21 grams per tonne during the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 – 0.22 and 0.23 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(f)	“nm” means not meaningful.

Second quarter of 2025 vs. Second quarter of 2024

Planned mine sequencing at Fort Knox in the second quarter of 2025 included mining of Phase 9 leachable ore and the advancement of Phase 10 as well as higher-grade ore mined from Manh Choh. Tonnes of ore mined decreased by 8% compared to the second quarter of 2024 as Fort Knox is in a period of higher operating waste in accordance with its mine plan, partially offset by an increase in ore mined from Manh Choh. Mill grades increased by 102% and throughput decreased by 15% compared to the same period in 2024 as the higher-grade Manh Choh ore, which was introduced at the Fort Knox mill in the second half of 2024, requires a longer retention time in the leach circuit.

Gold equivalent ounces produced in the second quarter of 2025 increased by 65% compared to the same period in 2024, primarily due to the production of higher-grade, higher-recovery ore from Manh Choh. Gold equivalent ounces sold increased by 61% compared to the second quarter of 2024, due to the increase in production, partially offset by the timing of sales.

Metal sales increased by 127% compared to the second quarter of 2024, due to the increase in gold equivalent ounces sold and the 40% increase in the average realized gold price. Production cost of sales increased by 49% in the second quarter of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and higher royalty and reagent costs related largely to the start of Manh Choh production, partially offset by lower contractor costs. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion, and amortization increased by 81% in the second quarter of 2025 compared to the same period in 2024 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, with the commencement of depreciation at Manh Choh.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

First six months of 2025 vs. First six months of 2024

Planned mine sequencing at Fort Knox in the first six months of 2025 included mining of Phase 9 leachable ore and the advancement of Phase 10 as well as higher-grade ore mined from Manh Choh. Tonnes of ore mined decreased by 23% compared to the first six months of 2024 as Fort Knox is in a period of higher operating waste in accordance with its mine plan, partially offset by an increase in ore mined from Manh Choh. Mill grades increased by 180% and throughput decreased by 31% compared to the same period in 2024 as the Manh Choh ore, which was introduced at the Fort Knox mill in the second half of 2024, requires a longer retention time in the leach circuit.

Gold equivalent ounces produced in the first six months of 2025 increased by 84% compared to the same period in 2024, primarily due to the production of higher-grade, higher-recovery ore from Manh Choh. Gold equivalent ounces sold increased by 78% compared to the first six months of 2024, due to the increase in production, partially offset by the timing of sales.

Metal sales increased by 147% compared to the first six months of 2024, due to the increase in gold equivalent ounces sold and the 39% increase in the average realized gold price. Production cost of sales increased by 54% in the first six months of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and higher royalty and reagent costs related largely to the start of Manh Choh production. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion, and amortization increased by 109% in the first six months of 2025 compared to the same period in 2024 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, with the commencement of depreciation at Manh Choh.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Round Mountain – USA

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change(e)	2025	2024	Change	% Change(e)
Operating Statistics
Tonnes ore mined (000's)	2,881	2,956	(75)	(3)%	4,808	7,202	(2,394)	(33)%
Tonnes processed (000's)(a)	2,538	2,347	191	8%	5,557	6,564	(1,007)	(15)%
Grade (grams/tonne)(b)	0.72	1.11	(0.39)	(35)%	0.69	1.22	(0.53)	(43)%
Recovery(b)	80.4%	73.2%	7.2%	10%	78.7%	73.3%	5.4%	7%
Gold equivalent ounces(c):
Produced	38,665	61,787	(23,122)	(37)%	74,351	130,139	(55,788)	(43)%
Sold	37,864	60,049	(22,185)	(37)%	73,824	128,218	(54,394)	(42)%

Earnings (in millions)
Metal sales	$124.5	$140.9	$(16.4)	(12)%	$227.4	$281.8	$(54.4)	(19)%
Production cost of sales	52.1	93.9	(41.8)	(45)%	109.1	184.5	(75.4)	(41)%
Depreciation, depletion and amortization	16.6	65.9	(49.3)	(75)%	39.7	113.2	(73.5)	(65)%
	55.8	(18.9)	74.7	nm	78.6	(15.9)	94.5	nm
Other operating expense	0.1	0.5	(0.4)	(80)%	0.2	0.5	(0.3)	(60)%
Exploration and business development	15.5	12.9	2.6	20%	28.4	24.9	3.5	14%
Segment operating earnings (loss)	$40.2	$(32.3)	$72.5	224%	$50.0	$(41.3)	$91.3	221%

Production cost of sales per equivalent ounce sold(c)(d)	$1,376	$1,564	$(188)	(12)%	$1,478	$1,439	$39	3%

(a)	Includes 1,682,000 and 3,845,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 – 1,541,000 and 4,798,000 tonnes, respectively).

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.30 and 0.29 grams per tonne in the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 – 0.35 and 0.36 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(e)	"nm" means not meaningful.

Round Mountain is in a transition year in 2025 with mining of Phase W finishing in the third quarter of 2025, while ore mining of Phase S ramps up in the second half of 2025 and into 2026. Exploration activity at Round Mountain includes continued development of the Phase X underground exploration decline and infill drilling in both the upper and lower zones.

Second quarter of 2025 vs. Second quarter of 2024

Tonnes of ore mined decreased by 3% in the second quarter of 2025 compared to same period in 2024, as a result of the ramp down of mining of Phase W and continued Phase S capital development. Mill grades decreased by 35% in the second quarter of 2025 as a result of blending ore from lower mill-grade stockpiles. Tonnes processed increased by 8%, compared to the second quarter of 2024, primarily due to an increase in tonnes of ore placed on the heap leach pads. Mill recoveries increased by 10% in the second quarter of 2025 compared to the same period in 2024 as a result of mill optimization initiatives.

Gold equivalent ounces produced and sold in the second quarter of 2025 decreased by 37% compared to the same period in 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales decreased by 12% compared to the second quarter of 2024, due to the decrease in gold equivalent ounces sold, partially offset by the 40% increase in the average realized gold price. Production cost of sales decreased by 45% in the second quarter of 2025, compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 75% in the second quarter of 2025 compared to the same period in 2024, primarily due to the lower Phase W depreciable asset base and the decrease in gold equivalent ounces sold. In the second quarter of 2025, a reversal of previous net realizable value (“NRV”) inventory adjustments was recorded which further decreased production cost of sales by $9.2 million and depreciation, depletion and amortization by $7.0 million. Production cost of sales per equivalent ounce sold decreased as a result of the reversal of NRV inventory adjustments.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

First six months of 2025 vs. First six months of 2024

Tonnes of ore mined decreased by 33% in the first six months of 2025 compared to same period in 2024, as a result of the ramp down of mining of Phase W and continued Phase S capital development. Mill grades decreased by 43% in the first six months of 2025 as a result of blending ore from lower mill-grade stockpiles. Tonnes processed decreased by 15%, compared to the first six months of 2024, due to a decrease in tonnes of ore placed on the heap leach pads, partially offset by the processing of stockpiled ore.

Gold equivalent ounces produced and sold in the first six months of 2025 decreased by 43% and 42%, respectively, compared to the same period in 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales decreased by 19% compared to the first six months of 2024, due to the decrease in gold equivalent ounces sold, partially offset by the 39% increase in the average realized gold price. Production cost of sales decreased by 41% in the first six months of 2025, compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher cost ounces from the heap leach pads. Depreciation, depletion and amortization decreased by 65% in the first six months of 2025 compared to the same period in 2024, primarily due to the lower Phase W depreciable asset base and the decrease in gold equivalent ounces sold. In the first six months of 2025, a reversal of previous NRV inventory adjustments was recorded which further decreased production cost of sales by $14.7 million and depreciation, depletion and amortization by $11.5 million. Production cost of sales per equivalent ounce sold in the first six months of 2025 was comparable to the same period in 2024.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Bald Mountain – USA

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Change	% Change(d)	2025	2024	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)	1,578	2,906	(1,328)	(46)%	7,381	4,386	2,995	68%
Tonnes processed (000's)	1,578	2,906	(1,328)	(46)%	7,381	4,386	2,995	68%
Grade (grams/tonne)(a)	1.07	0.47	0.60	128%	0.51	0.45	0.06	13%
Gold equivalent ounces(b):
Produced	53,704	45,929	7,775	17%	99,242	92,909	6,333	7%
Sold	54,227	39,818	14,409	36%	98,028	87,059	10,969	13%

Earnings (in millions)
Metal sales	$179.3	$93.2	$86.1	92%	$304.6	$190.9	$113.7	60%
Production cost of sales	59.4	50.6	8.8	17%	108.6	102.7	5.9	6%
Depreciation, depletion and amortization	43.4	27.0	16.4	61%	85.7	54.0	31.7	59%
	76.5	15.6	60.9	nm	110.3	34.2	76.1	nm
Other operating expense	1.4	0.7	0.7	100%	2.6	1.0	1.6	160%
Exploration and business development	1.3	3.0	(1.7)	(57)%	1.5	3.8	(2.3)	(61)%
Segment operating earnings	$73.8	$11.9	$61.9	520%	$106.2	$29.4	$76.8	261%

Production cost of sales per equivalent ounce sold(b)(c)	$1,095	$1,271	$(176)	(14)%	$1,108	$1,180	$(72)	(6)%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2025 was 97.41:1 and 93.60:1, respectively (second quarter and first six months of 2024 – 81.06:1 and 84.51:1, respectively).

(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(d)	“nm” means not meaningful.

Mining at Bald Mountain transitioned during the first quarter of 2025 to the ramp up of capital development at Redbird Phase I after the approval of the project.

Second quarter of 2025 vs. Second quarter of 2024

Planned mine sequencing at Bald Mountain in the second quarter of 2025 focused primarily on completing mining of the high-grade LBM pit and capital development at Redbird Phase I, resulting in a 46% decrease in tonnes of ore mined and processed, and an increase in grade compared to the same period in 2024.

Gold equivalent ounces produced in the second quarter of 2025 increased by 17% compared to the same period in 2024 due to the higher grades, partially offset by fewer tonnes of ore stacked. Gold equivalent ounces sold in the second quarter of 2025 increased by 36% compared to the same period in 2024 due to the timing of sales and the increase in production. The timing of sales also resulted in gold equivalent ounces sold exceeding production in the second quarter of 2025.

Metal sales increased by 92% compared to the second quarter of 2024, due to the 40% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 17% in the second quarter of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and the increase in gold prices, which resulted in higher royalties, partially offset by a higher proportion of mining characterized as capital development. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion and amortization increased by 61% in the second quarter of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and production feed from higher depreciation cost ounces.

First six months of 2025 vs. First six months of 2024

Planned mine sequencing at Bald Mountain in the first six months of 2025 focused primarily on mining of the Saga and LBM pits and ramp-up of capital development at Redbird Phase I, resulting in a 68% increase in tonnes of ore mined and processed, and a 13% increase in grade compared to the same period in 2024.

Gold equivalent ounces produced in the first six months of 2025 increased by 7% compared to the same period in 2024 due to the increase in tonnes of ore stacked and the higher grades, partially offset by the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first six months of 2025 increased by 13% compared to the same period in 2024 due to the increase in production and the timing of sales.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Metal sales increased by 60% compared to the first six months of 2024, due to the 39% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 6% in the first six months of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold, the increase in gold prices, which resulted in higher royalties, and an increase in maintenance supply costs, partially offset by a higher proportion of mining characterized as capital development. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces. Depreciation, depletion and amortization increased by 59% in the first six months of 2025, compared to the same period in 2024, primarily due to production feed from higher depreciation cost ounces and the increase in gold equivalent ounces sold.

Consolidated Results

Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Exploration and business development	$61.7	$55.7	$6.0	11%	$104.0	$97.4	$6.6	7%

Included in total exploration and business development expense are expenditures on exploration totaling $53.5 million and $86.5 million in the second quarter and first six months of 2025, respectively, compared to $48.0 million and $83.5 million in the same periods in 2024.

General and Administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
General and administrative(a)	$29.6	$31.7	$(2.1)	(7)%	$65.3	$67.1	$(1.8)	(3)%

(a)	General and administrative expenses include $3.4 million and $9.0 million relating to share-based compensation, net of related hedges, for the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 – $3.2 million and $6.4 million, respectively).

General and administrative expense includes costs related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Interest expense, including accretion of lease liabilities	$20.2	$11.5	$8.7	76%	$42.8	$22.8	$20.0	88%
Accretion of reclamation and remediation obligations	12.7	10.3	2.4	23%	25.3	20.5	4.8	23%
Finance expense	$32.9	$21.8	$11.1	51%	$68.1	$43.3	$24.8	57%

Total interest incurred in the second quarter of 2025 was $22.4 million, of which $20.2 million was expensed and $2.2 million was capitalized, compared to $37.9 million the same period in 2024, of which $11.5 million was expensed and $26.4 million was capitalized. Total interest incurred in the first six months of 2025 was $45.7 million, of which $42.8 million was expensed and $2.9 million was capitalized, compared to $76.7 million the same period in 2024, of which $22.8 million was expensed and $53.9 million was capitalized. The decrease in total interest was primarily due to repayments on the term loan.

Accretion of reclamation and remediation obligations increased by $2.4 million and $4.8 million compared to the second quarter and first six months of 2024, respectively, primarily as a result of increases in the cost estimates and discount rates for the Company’s reclamation and remediation obligations as at December 31, 2024.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania. The Company’s combined federal and provincial statutory tax rate for the second quarters and first six months of both 2025 and 2024 was 26.5%.

The Company recorded an income tax expense of $170.9 million in the second quarter of 2025 (second quarter of 2024 – $77.8 million), including a $15.1 million deferred tax recovery (second quarter of 2024 – $20.3 million expense) resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change(a)	2025	2024	Change	% Change(a)
Net cash flow provided from operating activities	$992.4	$604.0	$388.4	64%	$1,589.5	$978.4	$611.1	62%
Net cash flow used in investing activities	(312.7)	(302.3)	(10.4)	nm	(540.5)	(578.8)	38.3	nm
Net cash flow used in financing activities	(238.3)	(228.5)	(9.8)	nm	(524.7)	(271.5)	(253.2)	nm
Effect of exchange rate changes on cash and cash equivalents	0.5	(0.1)	0.6	nm	0.7	(0.5)	1.2	nm
Increase in cash and cash equivalents	441.9	73.1	368.8	nm	525.0	127.6	397.4	nm
Cash and cash equivalents, beginning of period	694.6	406.9	287.7	71%	611.5	352.4	259.1	74%
Cash and cash equivalents, end of period	$1,136.5	$480.0	$656.5	137%	$1,136.5	$480.0	$656.5	137%

(a)	“nm” means not meaningful.

In the second quarter and first six months of 2025, cash and cash equivalent balances increased by $441.9 million and $525.0 million, respectively, compared to increases of $73.1 million and $127.6 million, respectively, in the second quarter and first six months of 2024. Total debt, including the current portion, net of cash and cash equivalents was $99.9 million as at June 30, 2025, compared to $823.9 million as at December 31, 2024. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter of 2025 vs. Second quarter of 2024

Net cash flow provided from operating activities increased by $388.4 million compared to the second quarter of 2024, primarily due to the increase in margins, partially offset by changes in working capital, including income taxes paid.

First six months of 2025 vs. First six months of 2024

Net cash flow provided from operating activities increased by $611.1 million compared to the first six months of 2024, primarily due to the increase in margins, partially offset by changes in working capital, including income taxes paid.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Investing Activities

Second quarter of 2025 vs. Second quarter of 2024

Net cash flow used in investing activities was $312.7 million in the second quarter of 2025, compared to $302.3 million in the same period in 2024. Cash was primarily used for capital expenditures of $306.1 million (second quarter of 2024 – $274.2 million).

First six months of 2025 vs. First six months of 2024

Net cash flow used in investing activities was $540.5 million in the first six months of 2025, compared to $578.8 million in the same period in 2024. Cash was primarily used for capital expenditures of $513.8 million (first six months of 2024 – $516.1 million) and interest paid capitalized to property, plant and equipment of $13.5 million (first six months of 2024 – $51.9 million).

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2025	2024	Change	% Change(e)	2025	2024	Change	% Change(e)
Operating segments
Tasiast	$89.7	$75.2	$14.5	19%	$169.8	$154.7	$15.1	10%
Paracatu	38.4	44.6	(6.2)	(14)%	62.8	64.2	(1.4)	(2)%
La Coipa	25.0	10.7	14.3	134%	40.6	17.9	22.7	127%
Fort Knox(b)	43.0	89.2	(46.2)	(52)%	71.2	167.8	(96.6)	(58)%
Round Mountain	32.8	37.2	(4.4)	(12)%	62.4	56.5	5.9	10%
Bald Mountain	40.4	4.6	35.8	nm	58.2	37.0	21.2	57%
Non-operating segments
Great Bear(c)	33.6	10.6	23.0	nm	42.0	16.3	25.7	158%
Corporate and other(d)	3.2	2.1	1.1	52%	6.8	1.7	5.1	nm
Total	$306.1	$274.2	$31.9	12%	$513.8	$516.1	$(2.3)	0%

(a)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

(b)	The results for the Fort Knox segment include 100% of the results for Manh Choh.

(c)	An additional $3.6 million and $6.9 million were expensed as exploration and evaluation expenditures in the second quarter and first six months of 2025, respectively (second quarter and first six months of 2024 - $12.5 million and $23.3 million, respectively).

(d)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).

(e)	“nm” means not meaningful.

In the second quarter of 2025, capital expenditures increased to $306.1 million from $274.2 million in the same period in 2024, primarily as a result of the ramp-up of development activities at Great Bear, Bald Mountain Redbird Phase 1 and La Coipa Phase 7, partially offset by lower spending on capital development due to mine sequencing at Fort Knox and Manh Choh.

In the first six months of 2025, capital expenditures were comparable to the same period in 2024. Lower spending on capital development due to mine sequencing at Fort Knox and Manh Choh as well as the completion of construction at Bald Mountain Saga 6 and Manh Choh in 2024, were offset by the ramp-up of development activities at Great Bear, Bald Mountain Redbird Phase I, Round Mountain Phase S and La Coipa Phase 7.

Financing Activities

Second quarter of 2025 vs. Second quarter of 2024

Net cash flow used in financing activities in the second quarter of 2025 was $238.3 million compared with $228.5 million in the same period in 2024. Cash outflows in the second quarter of 2025 included share repurchases of $170.1 million, dividends paid to common shareholders of $36.7 million and distributions paid to non-controlling interests of $30.0 million. In the second quarter of 2024, cash outflows included total term loan repayments of $200.0 million and dividends paid to common shareholders of $36.8 million.

First six months of 2025 vs. First six months of 2024

Net cash flow used in financing activities in the first six months of 2025 was $524.7 million compared with $271.5 million in the same period in 2024. Cash outflows in the first six months of 2025 included the remaining term loan repayment of $200.0 million, share repurchases of $170.1 million, dividends paid to common shareholders of $73.6 million and distributions paid to non-controlling interests of $54.0 million. In the first six months of 2024, cash outflows included total term loan repayments of $200.0 million and dividends paid to common shareholders of $73.7 million, partially offset by funding from non-controlling interests of $27.2 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Balance Sheets

	As at
	June 30,	December 31,
(in millions)	2025	2024
Cash and cash equivalents	$1,136.5	$611.5
Current assets	$2,748.6	$2,126.7
Total assets	$11,463.4	$10,865.6
Current liabilities, including current portion of long-term debt	$966.7	$1,060.1
Total debt, including current portion	$1,236.4	$1,435.4
Total liabilities	$3,775.4	$3,865.0
Common shareholders' equity	$7,553.7	$6,861.6
Non-controlling interests	$134.3	$139.0

Current assets and total assets increased by $621.9 million and $597.8 million, respectively, primarily due to the increase in cash and cash equivalents and an increase in inventories. Current liabilities and total liabilities decreased by $93.4 million and $89.6 million, respectively, primarily due to the repayment of the remaining $200.0 million on the term loan, partially offset by an increase in accounts payable and accrued liabilities, and current income tax payable.

During the second quarter of 2025, the Company repurchased and cancelled 11.7 million common shares under its NCIB. Subsequent to June 30, 2025, the Company repurchased a further 3.5 million common shares under its NCIB. As of July 29, 2025, there were 1,218.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 33.9 thousand share purchase options outstanding under its share option plan as well as 5.2 million restricted share units and 3.8 million restricted performance share units outstanding under its restricted share unit plans.

On July 30, 2025, the Board of Directors declared a dividend of $0.03 per common share payable on September 4, 2025, to shareholders of record on August 21, 2025.

Financing and Credit Facilities

Senior notes

The total carrying amount of debt of $1,236.4 million as at June 30, 2025 is entirely for the senior notes which are classified as long-term. The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at June 30, 2025, the Company had utilized $7.0 million (December 31, 2024 – $6.9 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at June 30, 2025.

Other

The Company has a $400.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2026. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2025, $248.6 million (December 31, 2024 – $247.2 million) was utilized under this facility.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

In addition, as at June 30, 2025, the Company had $776.6 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.64%.

The following table outlines the credit facility utilizations and availabilities:

	As at,
	June 30,	December 31,
(in millions)	2025	2024
Utilization of revolving credit facility	$(7.0)	$(6.9)
Utilization of EDC facility	(248.6)	(247.2)
Total facility utilization	$(255.6)	$(254.1)

Available under revolving credit facility	$1,493.0	$1,493.1
Available under EDC credit facility	151.4	152.8
Available credit	$1,644.4	$1,645.9

Liquidity Outlook

As at June 30, 2025, debt obligations in the next 12 months include estimated interest payments of approximately $70.9 million relating to the senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $1,136.5 million, available credit of $1,644.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 – Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 – Outlook), interest payments noted above, reclamation and remediation obligations, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices and currency exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at June 30, 2025 and their respective maturities:

	2025	2026	2027
Foreign currency
Brazilian real zero cost collars (in millions of U.S. dollars)	$83.9	$84.0	$-
Average put strike (Brazilian real)	5.16	5.50	-
Average call strike (Brazilian real)	6.84	7.94	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$69.6	$60.0	$-
Average forward rate (Canadian dollar)	1.36	1.37	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$40.0	$30.0	$-
Average put strike (Chilean peso)	880	950	-
Average call strike (Chilean peso)	1,062	1,051	-
Energy
WTI oil swap contracts (barrels)	552,600	792,000	264,000
Average price	$67.48	$62.94	$61.27

Subsequent to June 30, 2025, the following new derivative contracts were entered into:

·	$48.0 million of Canadian dollar forward contracts at an average rate of 1.35, maturing in 2026; and

·	$30.0 million of Chilean peso zero cost collars, maturing in 2026, with average put and call strikes of 925 and 1,019, respectively.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRS. At June 30, 2025, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2025 or December 31, 2024.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
	June 30,	December 31,
(in millions)	2025	2024
Asset (liability)
Foreign currency forward and collar contracts	$5.1	$(17.7)
Energy swap contracts	(3.8)	1.8
Other contracts(a)	10.1	1.4
	$11.4	$(14.5)

(a)	Other contracts include $9.7 million (December 31, 2024 – $1.2 million) relating to the Company’s TRSs.

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA’s claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown paid a total of $5.4 million, inclusive of attorneys’ fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington was not a party to this settlement. On November 22, 2024, KGUSA and Crown moved for judgment on the pleadings against the State of Washington, which motion was granted on February 4, 2025, and the State’s Amended Complaint was dismissed with prejudice. The State of Washington subsequently moved for relief from judgment, which was denied on March 11, 2025. On April 9, 2025, the State of Washington filed a Notice of Appeal as to the Court’s order granting judgment on the pleadings.

Manh Choh related matters

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful.

On October 20, 2023, the Committee for Safe Communities (“CSC”), an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff’s motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed a motion for reconsideration as to the Court’s Order on the motion for judgment on the pleadings, which Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. On May 9, 2025, and at CSC’s request, the Court entered an Order of Dismissal Without Prejudice as to CSC’s one remaining claim, vacated the trial date and closed the case.

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway (“Dot Lake”), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the “Corps”) and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps’ alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps’ issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land. Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold. On October 18, 2024, Peak Gold joined the partial motion to dismiss that the Corps filed on August 23, 2024. On March 19, 2025, the Court entered an Order on Motion to Partially Dismiss, which Order dismissed three of the four claims asserted in the Complaint. On April 1, 2025, Dot Lake filed an Amended Complaint which seeks to reassert one of the claims that was dismissed without prejudice. On May 2, 2025, Peak Gold filed a Motion to Dismiss this reasserted claim.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

7.	SUMMARY OF QUARTERLY INFORMATION

	2025		2024				2023
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$1,728.5	$1,497.5	$1,415.8	$1,432.0	$1,219.5	$1,081.5	$1,115.7	$1,102.4
Net earnings attributable to common shareholders	$530.7	$368.0	$275.6	$355.3	$210.9	$107.0	$65.4	$109.7
Basic and diluted earnings per share attributable to common shareholders	$0.43	$0.30	$0.22	$0.29	$0.17	$0.09	$0.06	$0.09
Net cash flow provided from operating activities	$992.4	$597.1	$734.5	$733.5	$604.0	$374.4	$410.9	$406.8

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the second quarter of 2025, revenue was $1,728.5 million on sales of 526,223 total gold equivalent ounces compared to $1,219.5 million on sales of 520,760 total gold equivalent ounces during the second quarter of 2024. The average gold price realized in the second quarter of 2025 was $3,284 per ounce compared to $2,342 per ounce in the second quarter of 2024.

Production cost of sales in the second quarter of 2025 increased by 6% compared to the second quarter of 2024, mainly due to production and sales mix, including higher production at Fort Knox and lower production from Tasiast, partially offset by lower production from Round Mountain. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals thereof during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the third quarter of 2024, the Company recorded an after-tax impairment reversal of $73.4 million, related to property, plant and equipment at Round Mountain. In the fourth quarter of 2023, the Company recorded an after-tax impairment charge of $35.8 million related to inventory at Fort Knox. The impairment reversal in 2024 was net of an income tax expense of $0.7 million while the impairment charge in 2023 was net of an income tax recovery of $3.1 million.

Net cash flow provided from operating activities increased to $992.4 million in the second quarter of 2025 from $604.0 million in the second quarter of 2024, primarily due to the increase in margins, partially offset by changes in working capital, including income taxes paid.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2025, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024, except for those disclosed in Note 3 of the interim financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2024 and for additional information please refer to the Annual Information Form for the year ended December 31, 2024, each of which is available on the Company's website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2025	2024	2025	2024
Net earnings attributable to common shareholders - as reported	$530.7	$210.9	$898.7	$317.9
Adjusting items:
Foreign exchange losses (gains)	11.1	(6.4)	18.8	(9.9)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(15.1)	20.3	(21.0)	24.3
Taxes in respect of prior periods	3.3	(30.7)	(4.6)	(22.7)
Tasiast mill fire related costs	13.0	-	13.0	-
Insurance recoveries	-	(22.9)	-	(22.9)
Other(a)	1.7	4.9	3.4	15.4
Tax effects of the above adjustments	(3.7)	(1.4)	(3.3)	(2.5)
	10.3	(36.2)	6.3	(18.3)
Adjusted net earnings	$541.0	$174.7	$905.0	$299.6
Weighted average number of common shares outstanding - Basic	1,225.7	1,229.0	1,228.1	1,228.6
Adjusted net earnings per share	$0.44	$0.14	$0.74	$0.24
Basic earnings per share attributable to common shareholders - as reported	$0.43	$0.17	$0.73	$0.26

(a)	Other includes various impacts, such as settlement provisions, one-time costs and credits at sites, restructuring costs, adjustments related to prior years as well as gains and losses on assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$992.4	$604.0	$1,589.5	$978.4
Adjusting items:
Attributable(a) capital expenditures	(301.8)	(264.5)	(505.9)	(496.6)
Non-controlling interest(b) cash flow (from) used in operating activities	(44.0)	6.4	(66.2)	9.4
Attributable(a) free cash flow	$646.6	$345.9	$1,017.4	$491.2

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$992.4	$604.0	$1,589.5	$978.4
Adjusting items:
Insurance proceeds received in respect of prior years	-	(22.9)	-	(22.9)
Working capital changes:
Accounts receivable and other assets	(7.2)	(6.2)	(14.3)	(15.0)
Inventories	(8.9)	(2.5)	29.5	(8.4)
Accounts payable, accrued liabilities and other, including income taxes paid	(96.4)	(94.3)	(18.7)	(29.1)
	879.9	478.1	1,586.0	903.0
Non-controlling interest(b) cash flow (from) used in operating activities, net of working capital changes	(36.0)	0.2	(65.9)	1.0
Attributable(a) adjusted operating cash flow	$843.9	$478.3	$1,520.1	$904.0

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and average realized gold price per ounce)	2025	2024	2025	2024
Metal sales - as reported	$1,728.5	$1,219.5	$3,226.0	$2,301.0
Less: silver revenue(c)	(22.6)	(36.7)	(45.1)	(75.8)
Less: non-controlling interest(b) gold revenue	(58.0)	-	(108.1)	-
Attributable(a) gold revenue	$1,647.9	$1,182.8	$3,072.8	$2,225.2
Gold ounces sold	519,391	505,122	1,035,659	1,008,726
Less: non-controlling interest(b) gold ounces sold	(17,764)	-	(35,147)	-
Attributable(a) gold ounces sold	501,627	505,122	1,000,512	1,008,726
Attributable(a) average realized gold price per ounce	$3,285	$2,342	$3,071	$2,206
Average realized gold price per ounce(d)	$3,284	$2,342	$3,071	$2,206

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the interim condensed consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$568.4	$536.1	$1,115.1	$1,049.0
Less: non-controlling interest(b) production cost of sales	(22.5)	-	(43.2)	-
Attributable(a) production cost of sales	$545.9	$536.1	$1,071.9	$1,049.0
Gold equivalent ounces sold	526,223	520,760	1,050,312	1,043,160
Less: non-controlling interest(b) gold equivalent ounces sold	(17,923)	-	(35,448)	-
Attributable(a) gold equivalent ounces sold	508,300	520,760	1,014,864	1,043,160
Attributable(a) production cost of sales per equivalent ounce sold	$1,074	$1,029	$1,056	$1,006
Production cost of sales per equivalent ounce sold(e)	$1,080	$1,029	$1,062	$1,006

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$568.4	$536.1	$1,115.1	$1,049.0
Less: non-controlling interest(b) production cost of sales	(22.5)	-	(43.2)	-
Less: attributable(a) silver revenue(c)	(22.0)	(36.7)	(44.1)	(75.8)
Attributable(a) production cost of sales net of silver by-product revenue	$523.9	$499.4	$1,027.8	$973.2
Gold ounces sold	519,391	505,122	1,035,659	1,008,726
Less: non-controlling interest(b) gold ounces sold	(17,764)	-	(35,147)	-
Attributable(a) gold ounces sold	501,627	505,122	1,000,512	1,008,726
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,044	$989	$1,027	$965
Production cost of sales per equivalent ounce sold(e)	$1,080	$1,029	$1,062	$1,006

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$568.4	$536.1	$1,115.1	$1,049.0
Less: non-controlling interest(b) production cost of sales	(22.5)	-	(43.2)	-
Less: attributable(a) silver revenue(c)	(22.0)	(36.7)	(44.1)	(75.8)
Attributable(a) production cost of sales net of silver by-product revenue	$523.9	$499.4	$1,027.8	$973.2
Adjusting items on an attributable(a) basis:
General and administrative(f)	29.6	32.4	65.3	63.1
Other operating expense - sustaining(g)	0.9	1.6	1.1	2.4
Reclamation and remediation - sustaining(h)	22.4	19.4	44.7	37.7
Exploration and business development - sustaining(i)	15.3	13.1	27.8	21.8
Additions to property, plant and equipment - sustaining(j)	143.7	116.5	231.9	225.8
Lease payments - sustaining(k)	1.3	3.3	2.6	6.7
All-in Sustaining Cost on a by-product basis - attributable(a)	$737.1	$685.7	$1,401.2	$1,330.7
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	19.1	9.8	35.3	19.9
Reclamation and remediation - non-sustaining(h)	2.3	1.7	4.6	3.4
Exploration and business development - non-sustaining(i)	45.5	41.8	74.9	74.7
Additions to property, plant and equipment - non-sustaining(j)	158.1	148.0	274.0	270.8
Lease payments - non-sustaining(k)	0.2	0.1	0.4	0.1
All-in Cost on a by-product basis - attributable(a)	$962.3	$887.1	$1,790.4	$1,699.6
Gold ounces sold	519,391	505,122	1,035,659	1,008,726
Less: non-controlling interest(b) gold ounces sold	(17,764)	-	(35,147)	-
Attributable(a) gold ounces sold	501,627	505,122	1,000,512	1,008,726
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,469	$1,357	$1,400	$1,319
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,918	$1,756	$1,789	$1,685
Production cost of sales per equivalent ounce sold(e)	$1,080	$1,029	$1,062	$1,006

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$568.4	$536.1	$1,115.1	$1,049.0
Less: non-controlling interest(b) production cost of sales	(22.5)	-	(43.2)	-
Attributable(a) production cost of sales	$545.9	$536.1	$1,071.9	$1,049.0
Adjusting items on an attributable(a) basis:
General and administrative(f)	29.6	32.4	65.3	63.1
Other operating expense - sustaining(g)	0.9	1.6	1.1	2.4
Reclamation and remediation - sustaining(h)	22.4	19.4	44.7	37.7
Exploration and business development - sustaining(i)	15.3	13.1	27.8	21.8
Additions to property, plant and equipment - sustaining(j)	143.7	116.5	231.9	225.8
Lease payments - sustaining(k)	1.3	3.3	2.6	6.7
All-in Sustaining Cost - attributable(a)	$759.1	$722.4	$1,445.3	$1,406.5
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	19.1	9.8	35.3	19.9
Reclamation and remediation - non-sustaining(h)	2.3	1.7	4.6	3.4
Exploration and business development - non-sustaining(i)	45.5	41.8	74.9	74.7
Additions to property, plant and equipment - non-sustaining(j)	158.1	148.0	274.0	270.8
Lease payments - non-sustaining(k)	0.2	0.1	0.4	0.1
All-in Cost - attributable(a)	$984.3	$923.8	$1,834.5	$1,775.4
Gold equivalent ounces sold	526,223	520,760	1,050,312	1,043,160
Less: non-controlling interest(b) gold equivalent ounces sold	(17,923)	-	(35,448)	-
Attributable(a) gold equivalent ounces sold	508,300	520,760	1,014,864	1,043,160
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,493	$1,387	$1,424	$1,348
Attributable(a) all-in cost per equivalent ounce sold	$1,936	$1,774	$1,808	$1,702
Production cost of sales per equivalent ounce sold(e)	$1,080	$1,029	$1,062	$1,006

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Three months ended June 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$23.1	$38.4	$25.0	$43.0	$5.7	$12.7	$61.4	$0.1	$148.0
Non-sustaining capital expenditures	$66.6	$-	$-	$-	$27.1	$27.7	$54.8	$36.7	$158.1
Additions to property, plant and equipment - per cash flow	$89.7	$38.4	$25.0	$43.0	$32.8	$40.4	$116.2	$36.8	$306.1
Less: Non-controlling interest(b)	$-	$-	$-	$(4.3)	$-	$-	$(4.3)	$-	$(4.3)
Attributable(a) capital expenditures	$89.7	$38.4	$25.0	$38.7	$32.8	$40.4	$111.9	$36.8	$301.8

Three months ended June 30, 2024
Sustaining capital expenditures	$7.0	$44.6	$10.7	$47.6	$2.1	$4.4	$54.1	$0.1	$116.5
Non-sustaining capital expenditures	$68.2	$-	$-	$41.6	$35.1	$0.2	$76.9	$12.6	$157.7
Additions to property, plant and equipment - per cash flow	$75.2	$44.6	$10.7	$89.2	$37.2	$4.6	$131.0	$12.7	$274.2
Less: Non-controlling interest(b)	$-	$-	$-	$(9.7)	$-	$-	$(9.7)	$-	$(9.7)
Attributable(a) capital expenditures	$75.2	$44.6	$10.7	$79.5	$37.2	$4.6	$121.3	$12.7	$264.5

Six months ended June 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$36.8	$62.8	$40.6	$71.2	$8.5	$19.6	$99.3	$0.3	$239.8
Non-sustaining capital expenditures	$133.0	$-	$-	$-	$53.9	$38.6	$92.5	$48.5	$274.0
Additions to property, plant and equipment - per cash flow	$169.8	$62.8	$40.6	$71.2	$62.4	$58.2	$191.8	$48.8	$513.8
Less: Non-controlling interest(b)	$-	$-	$-	$(7.9)	$-	$-	$(7.9)	$-	$(7.9)
Attributable(a) capital expenditures	$169.8	$62.8	$40.6	$63.3	$62.4	$58.2	$183.9	$48.8	$505.9

Six months ended June 30, 2024
Sustaining capital expenditures	$17.1	$64.2	$17.9	$85.3	$5.8	$36.8	$127.9	$(1.3)	$225.8
Non-sustaining capital expenditures	$137.6	$-	$-	$82.5	$50.7	$0.2	$133.4	$19.3	$290.3
Additions to property, plant and equipment - per cash flow	$154.7	$64.2	$17.9	$167.8	$56.5	$37.0	$261.3	$18.0	$516.1
Less: Non-controlling interest(b)	$-	$-	$-	$(19.5)	$-	$-	$(19.5)	$-	$(19.5)
Attributable(a) capital expenditures	$154.7	$64.2	$17.9	$148.3	$56.5	$37.0	$241.8	$18.0	$496.6

See page 36 of this MD&A for details of the footnotes referenced within the tables above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.

(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.

(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold and effectively reduces the cost of gold production.

(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.

(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(f)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.

(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on page 35 of this MD&A and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.

(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, and “Liquidity Outlook” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2025 of at least $500 million; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules, budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political, regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pits being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2025

complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of this MD&A, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $25 impact on attributable production cost of sales per equivalent ounce sold2,3.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $45 impact on Brazilian attributable production cost of sales per equivalent ounce sold2.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold2.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold2.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold2 as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents		$1,136.5	$611.5
Restricted cash		12.7	10.2
Accounts receivable and prepaid assets	Note 5	239.9	257.3
Inventories	Note 5	1,344.7	1,243.2
Other current assets		14.8	4.5
		2,748.6	2,126.7
Non-current assets
Property, plant and equipment	Note 5	7,972.7	7,968.6
Long-term investments		89.6	51.9
Other long-term assets	Note 5	647.2	713.1
Deferred tax assets		5.3	5.3
Total assets		$11,463.4	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$611.3	$543.0
Current income tax payable		285.9	236.7
Current portion of long-term debt	Note 7	-	199.9
Current portion of provisions	Note 8	60.0	62.5
Other current liabilities		9.5	18.0
		966.7	1,060.1
Non-current liabilities
Long-term debt	Note 7	1,236.4	1,235.5
Provisions	Note 8	964.3	941.5
Other long-term liabilities		56.3	78.9
Deferred tax liabilities		551.7	549.0
Total liabilities		$3,775.4	$3,865.0

Equity
Common shareholders' equity
Common share capital	Note 9	$4,451.0	$4,487.3
Contributed surplus		10,503.7	10,643.0
Accumulated deficit		(7,356.2)	(8,181.3)
Accumulated other comprehensive loss		(44.8)	(87.4)
Total common shareholders' equity		7,553.7	6,861.6
Non-controlling interests		134.3	139.0
Total equity		$7,688.0	$7,000.6
Commitments and contingencies	Note 13
Subsequent events	Note 9
Total liabilities and equity		$11,463.4	$10,865.6

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 9	1,218,782,161	1,229,125,606

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Operations

(Unaudited, expressed in millions of United States dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
Revenue
Metal sales		$1,728.5	$1,219.5	$3,226.0	$2,301.0

Cost of sales
Production cost of sales		568.4	536.1	1,115.1	1,049.0
Depreciation, depletion and amortization		262.9	295.8	551.3	566.5
Total cost of sales		831.3	831.9	1,666.4	1,615.5
Gross profit		897.2	387.6	1,559.6	685.5
Other operating expense		31.1	1.9	45.1	29.5
Exploration and business development		61.7	55.7	104.0	97.4
General and administrative		29.6	31.7	65.3	67.1
Operating earnings		774.8	298.3	1,345.2	491.5
Other (expense) income - net		(19.8)	5.7	(33.0)	5.8
Finance income		7.4	4.5	11.6	8.4
Finance expense	Note 5	(32.9)	(21.8)	(68.1)	(43.3)
Earnings before tax		729.5	286.7	1,255.7	462.4
Income tax expense - net		(170.9)	(77.8)	(307.7)	(146.9)
Net earnings		$558.6	$208.9	$948.0	$315.5
Net earnings (loss) attributable to:
Non-controlling interests		$27.9	$(2.0)	$49.3	$(2.4)
Common shareholders		$530.7	$210.9	$898.7	$317.9
Earnings per share attributable to common shareholders
Basic		$0.43	$0.17	$0.73	$0.26
Diluted		$0.43	$0.17	$0.73	$0.26

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Comprehensive INCOME

(Unaudited, expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Net earnings	$558.6	$208.9	$948.0	$315.5

Other comprehensive income (loss), net of tax:
Item that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value	20.7	(2.8)	29.6	(4.4)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(a)	5.5	(2.0)	10.3	(0.4)
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(b)	1.5	(1.4)	2.7	(2.5)
	27.7	(6.2)	42.6	(7.3)
Total comprehensive income	$586.3	$202.7	$990.6	$308.2

Attributable to non-controlling interests	$27.9	$(2.0)	$49.3	$(2.4)
Attributable to common shareholders	$558.4	$204.7	$941.3	$310.6

(a)	Net of tax expense (recovery) of $0.6 million, 3 months; $3.2 million, 6 months (2024 - $(1.6) million, 3 months; $(0.3) million, 6 months).
(b)	Net of tax expense (recovery) of $0.4 million, 3 months; $0.4 million, 6 months (2024 - $(0.7) million, 3 months; $(1.3) million, 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Kinross Gold Corporation

INTERIM CONDENSED Consolidated Statements of Cash Flows

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$558.6	$208.9	$948.0	$315.5
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		262.9	295.8	551.3	566.5
Share-based compensation expense		3.2	2.8	7.8	5.3
Finance expense	Note 5	32.9	21.8	68.1	43.3
Deferred tax (recovery) expense		(1.0)	(21.2)	2.5	(12.6)
Foreign exchange losses (gains) and other		23.3	(7.1)	8.3	7.9
Changes in operating assets and liabilities:
Accounts receivable and other assets		7.2	6.2	14.3	15.0
Inventories		8.9	2.5	(29.5)	8.4
Accounts payable, accrued liabilities and other		206.4	147.0	307.0	160.6
Cash flow provided from operating activities		1,102.4	656.7	1,877.8	1,109.9
Income taxes paid		(110.0)	(52.7)	(288.3)	(131.5)
Net cash flow provided from operating activities		992.4	604.0	1,589.5	978.4
Investing:
Additions to property, plant and equipment		(306.1)	(274.2)	(513.8)	(516.1)
Interest paid capitalized to property, plant and equipment	Note 7	-	(17.0)	(13.5)	(51.9)
Net additions to long-term investments and other assets		(14.8)	(15.7)	(23.9)	(18.8)
(Increase) decrease in restricted cash - net		(0.8)	0.8	(2.5)	0.3
Interest received and other - net		9.0	3.8	13.2	7.7
Net cash flow used in investing activities		(312.7)	(302.3)	(540.5)	(578.8)
Financing:
Repayment of debt	Note 7	-	(200.0)	(200.0)	(200.0)
Interest paid	Note 7	-	-	(24.0)	(18.5)
Payment of lease liabilities	Note 7	(1.5)	(3.4)	(3.0)	(6.8)
Funding from non-controlling interest		-	11.7	-	27.2
Distributions paid to non-controlling interest		(30.0)	-	(54.0)	-
Dividends paid to common shareholders	Note 9	(36.7)	(36.8)	(73.6)	(73.7)
Repurchase and cancellation of shares	Note 9	(170.1)	-	(170.1)	-
Other - net		-	-	-	0.3
Net cash flow used in financing activities		(238.3)	(228.5)	(524.7)	(271.5)
Effect of exchange rate changes on cash and cash equivalents		0.5	(0.1)	0.7	(0.5)
Increase in cash and cash equivalents		441.9	73.1	525.0	127.6
Cash and cash equivalents, beginning of period		694.6	406.9	611.5	352.4
Cash and cash equivalents, end of period		$1,136.5	$480.0	$1,136.5	$480.0

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Equity

(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
Common share capital
Balance at the beginning of the period		$4,493.6	$4,486.5	$4,487.3	$4,481.6
Transfer from contributed surplus on exercise of restricted shares		-	0.1	6.2	4.6
Options exercised, including cash		-	0.1	0.1	0.5
Repurchase and cancellation of shares	Note 9	(42.6)	-	(42.6)	-
Balance at the end of the period	Note 9	$4,451.0	$4,486.7	$4,451.0	$4,486.7

Contributed surplus
Balance at the beginning of the period		$10,631.4	$10,640.3	$10,643.0	$10,646.0
Share-based compensation		3.2	2.8	7.8	5.3
Transfer of fair value of exercised options and restricted shares		-	(2.7)	(16.2)	(10.5)
Repurchase and cancellation of shares	Note 9	(130.9)	-	(130.9)	-
Other		-	-	-	(0.4)
Balance at the end of the period		$10,503.7	$10,640.4	$10,503.7	$10,640.4

Accumulated deficit
Balance at the beginning of the period		$(7,850.2)	$(8,912.5)	$(8,181.3)	$(8,982.6)
Dividends paid	Note 9	(36.7)	(36.8)	(73.6)	(73.7)
Net earnings attributable to common shareholders		530.7	210.9	898.7	317.9
Balance at the end of the period		$(7,356.2)	$(8,738.4)	$(7,356.2)	$(8,738.4)

Accumulated other comprehensive loss
Balance at the beginning of the period		$(72.5)	$(62.4)	$(87.4)	$(61.3)
Other comprehensive income (loss), net of tax		27.7	(6.2)	42.6	(7.3)
Balance at the end of the period		$(44.8)	$(68.6)	$(44.8)	$(68.6)
Total accumulated deficit and accumulated other comprehensive loss		$(7,401.0)	$(8,807.0)	$(7,401.0)	$(8,807.0)

Total common shareholders' equity		$7,553.7	$6,320.1	$7,553.7	$6,320.1

Non-controlling interests
Balance at the beginning of the period		$136.4	$117.5	$139.0	$102.0
Net earnings (loss) attributable to non-controlling interests		27.9	(2.0)	49.3	(2.4)
Funding from non-controlling interest		-	11.8	-	27.7
Distributions paid to non-controlling interest		(30.0)	-	(54.0)	-
Balance at the end of the period		$134.3	$127.3	$134.3	$127.3

Total equity		$7,688.0	$6,447.4	$7,688.0	$6,447.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

The unaudited interim condensed consolidated financial statements (“interim financial statements”) of the Company for the period ended June 30, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on July 30, 2025.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2024, except for the adoption of amendments to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”). See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.

3.	CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Material Accounting Policies

On January 1, 2025, the Company adopted amendments to IAS 21 which specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments did not have an impact on the Company’s interim financial statements and the comparative period on the date of adoption as Kinross only transacts in exchangeable currencies.

ii.	Recent Accounting Pronouncements Issued Not Yet Adopted

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system.

6

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted, and are not expected to have an impact on the Company’s financial statements.

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The amendments are not expected to have a significant impact on the Company’s financial statements.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Accounts receivable and prepaid assets:

	June 30,	December 31,
	2025	2024
Deferred payment consideration(a)	$100.0	$100.0
Receivables	66.8	52.6
VAT receivables	28.5	44.6
Prepaid expenses	24.0	43.4
Deposits	20.6	16.7
	$239.9	$257.3

(a)	Deferred payment consideration is related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations in 2022. The total deferred consideration is secured through pledges by Asante Gold Corporation of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

7

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Inventories:

	June 30,	December 31,
	2025	2024
Ore in stockpiles(a)	$543.9	$512.3
Ore on leach pads(b)(c)	704.1	708.5
In-process	136.3	186.9
Finished metal	32.2	19.4
Materials and supplies	397.4	374.5
	1,813.9	1,801.6
Long-term portion of ore in stockpiles and ore on leach pads(a)(b)	(469.2)	(558.4)
	$1,344.7	$1,243.2

(a)	Ore in stockpiles relates to the Company’s operating mines. Material not scheduled for processing within the next 12 months is included in Other long-term assets. See Note 5iv.
(b)	Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2027 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in Other long-term assets. See Note 5iv.
(c)	During the three and six months ended June 30, 2025, the Company recognized a reversal of net realizable value inventory adjustments which decreased Production cost of sales by $9.2 million and $14.7 million, respectively, and Depreciation, depletion and amortization by $7.0 million and $11.5 million, respectively.

iii.	Property, plant and equipment:

During the six months ended June 30, 2025, $590.8 million of additions (six months ended June 30, 2024 - $622.5 million) were capitalized to Property, plant and equipment.

iv.	Other long-term assets:

	June 30,	December 31,
	2025	2024
Long-term portion of ore in stockpiles and ore on leach pads(a)	$469.2	$558.4
Long-term receivables	81.2	75.5
Advances to suppliers	45.7	46.6
Investment in joint venture - Puren(b)	26.0	13.7
Other	25.1	18.9
	$647.2	$713.1

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at June 30, 2025, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.
(b)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

Interim Condensed Consolidated Statements of Operations

v.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense, including accretion of debt and lease liabilities(a)	$(20.2)	$(11.5)	$(42.8)	$(22.8)
Accretion of reclamation and remediation obligations	(12.7)	(10.3)	(25.3)	(20.5)
	$(32.9)	$(21.8)	$(68.1)	$(43.3)

(a)	During the three and six months ended June 30, 2025, $2.2 million and $2.9 million, respectively, of interest was capitalized to property, plant and equipment (three and six months ended June 30, 2024 - $26.4 million and $53.9 million, respectively).

Total interest paid, including interest capitalized to Property, plant and equipment, during the three and six months ended June 30, 2025 was $nil and $37.5 million, respectively (three and six months ended June 30, 2024 - $17.0 million and $70.4 million, respectively). See Note 7iv.

8

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	FAIR VALUE MEASUREMENT

i.	Recurring fair value measurement

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2025 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$89.6	$-	$-	$89.6
Derivative contracts:
Foreign currency forward and collar contracts	-	5.1	-	5.1
Energy swap contracts	-	(3.8)	-	(3.8)
Other contracts(a)	-	10.1	-	10.1
	$89.6	$11.4	$-	$101.0

(a)	Other contracts includes $9.7 million relating to the Company’s total return swaps.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

ii.	Fair value of financial assets and liabilities not measured and recognized at fair value

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are measured at amortized cost. Carrying values for these financial instruments approximate their fair values due to their short-term maturities.

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 7.

7.	LONG-TERM DEBT AND CREDIT FACILITIES

		June 30, 2025				December 31, 2024
	Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value(b)	Carrying Amount	Fair Value(b)
Senior notes	(i) 4.50%-6.875%	$1,243.7	$(7.3)	$1,236.4	$1,294.6	$1,235.5	$1,272.7
Term loan	(ii) SOFR plus 1.25%	-	-	-	-	199.9	200.0
Total long-term and current debt		$1,243.7	$(7.3)	$1,236.4	$1,294.6	$1,435.4	$1,472.7
Less: current portion		-	-	-	-	(199.9)	(200.0)
Long-term debt and credit facility		$1,243.7	$(7.3)	$1,236.4	$1,294.6	$1,235.5	$1,272.7

(a)	Includes transaction costs on the senior notes.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 6ii.

9

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

ii.	Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at June 30, 2025, the Company had utilized $7.0 million (December 31, 2024 - $6.9 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at June 30, 2025.

iii.	Other

The Company has a $400.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2026. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2025, $248.6 million (December 31, 2024 - $247.2 million) was utilized under this facility.

In addition, as at June 30, 2025, the Company had $776.6 million (December 31, 2024 - $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.64%.

iv.	Changes in liabilities arising from financing activities

	Total current	Lease	Accrued interest
	and long-term debt	liabilities	payable(a)	Total
Balance as at January 1, 2025	$1,435.4	$17.1	$31.1	$1,483.6
Changes from financing cash flows
Debt repayments	(200.0)	-	-	(200.0)
Interest paid	-	-	(24.0)	(24.0)
Payment of lease liabilities	-	(3.0)	-	(3.0)
	1,235.4	14.1	7.1	1,256.6
Other changes
Interest expense and accretion(b)	$-	$0.5	$42.3	$42.8
Capitalized interest(c)	-	-	2.9	2.9
Capitalized interest paid	-	-	(13.5)	(13.5)
Additions of lease liabilities	-	3.7	-	3.7
Other	1.0	0.8	(8.3)	(6.5)
	1.0	5.0	23.4	29.4
Balance as at June 30, 2025	$1,236.4	$19.1	$30.5	$1,286.0

(a)	Included in Accounts payable and accrued liabilities.
(b)	Included in Finance expense. See Note 5v.
(c)	Included in Property, plant and equipment.

10

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	PROVISIONS

	June 30,	December 31,
	2025	2024
Reclamation and remediation obligations	$963.0	$948.6
Other provisions	61.3	55.4
Total provisions and current provisions	$1,024.3	$1,004.0
Less: current portion	(60.0)	(62.5)
Non-current portion	$964.3	$941.5

9.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2025 and year ended December 31, 2024 is as follows:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,229,126	$4,487.3	1,227,838	$4,481.6
Issued:
Issued under share option and restricted share plans	1,327	6.3	1,288	5.7
Repurchase and cancellation of shares (i)	(11,671)	(42.6)	-	-
Total common share capital	1,218,782	$4,451.0	1,229,126	$4,487.3

i.	Repurchase and cancellation of common shares

On March 19, 2025, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 110,350,160 of its common shares during the period starting on March 24, 2025 and ending on March 23, 2026.

During the six months ended June 30, 2025, the Company repurchased and cancelled 11,671,049 common shares for $173.5 million at an average price of $14.58 per share. The book value of the cancelled shares was $42.6 million and was recorded as a reduction to common share capital.

Subsequent to June 30, 2025, the Company repurchased 3,518,593 common shares for $55.0 million.

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the six months ended June 30, 2025 and 2024:

	2025		2024
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31	$0.03	$36.9	$0.03	$36.9
Three months ended June 30	0.03	36.7	0.03	36.8
Total		$73.6		$73.7

There were no dividends declared and unpaid at June 30, 2025 or June 30, 2024.

On July 30, 2025, the Board of Directors declared a dividend of $0.03 per common share payable on September 4, 2025 to shareholders of record on August 21, 2025.

11

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	SHARE-BASED PAYMENTS

i.	Restricted share unit plans

(a)	Restricted share units (“RSUs”)

The following table summarizes the changes in RSUs for the six months ended June 30, 2025:

	Six months ended June 30, 2025
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2025	6,220	$6.43
Granted	1,783	16.15
Reinvested	25	9.70
Redeemed - Cash	(1,388)	5.94
Redeemed - Equity	(1,088)	6.08
Forfeited	(356)	8.39
Outstanding at end of period	5,196	$9.85

As at June 30, 2025, there were 3,178,344 cash-settled RSUs outstanding, for which the Company had recognized a liability of $24.3 million (December 31, 2024 - $20.9 million) within Accounts payable and accrued liabilities.

(b)	Restricted performance share units (“RPSUs”)

The following table summarizes the changes in RPSUs for the six months ended June 30, 2025:

	Six months ended June 30, 2025
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2025	4,208	$6.13
Granted	750	14.86
Reinvested	17	7.59
Redeemed	(1,174)	7.04
Forfeited	(38)	11.00
Outstanding at end of period	3,763	$7.54

ii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company for the six months ended June 30, 2025 was 61,429 and the weighted average fair value per unit at the date of issue was C$19.40.

There were 2,053,268 DSUs outstanding, for which the Company had recognized a liability of $32.1 million as at June 30, 2025 (December 31, 2024 - $19.8 million), within Accounts payable and accrued liabilities.

iii.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2025 was $0.8 million and $1.6 million, respectively (three and six months ended June 30, 2024 - $0.7 million and $1.4 million, respectively).

12

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2025 were $530.7 million and $898.7 million, respectively (three and six months ended June 30, 2024 - $210.9 million and $317.9 million, respectively).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2025	2024	2025	2024
Basic weighted average shares outstanding	1,225,731	1,229,001	1,228,079	1,228,644
Weighted average shares dilution adjustments:
Stock options(a)	26	200	25	268
Restricted share units	1,378	1,691	1,552	1,641
Restricted performance share units	3,075	3,349	3,185	2,939
Diluted weighted average shares outstanding	1,230,210	1,234,241	1,232,841	1,233,492

(a)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2025, the average share price used was $14.56 and $12.92, respectively (three and six months ended June 30, 2024 - $7.22 and $6.33, respectively).

12.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments
Three months ended June 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$400.1	487.0	165.2	372.4	124.5	179.3	-	-	$1,728.5
Cost of sales
Production cost of sales	102.6	142.6	70.4	141.3	52.1	59.4	-	-	568.4
Depreciation, depletion and amortization	65.4	56.5	32.7	46.9	16.6	43.4	-	1.4	262.9
Total cost of sales	168.0	199.1	103.1	188.2	68.7	102.8	-	1.4	831.3
Gross profit (loss)	$232.1	287.9	62.1	184.2	55.8	76.5	-	(1.4)	$897.2
Other operating expense	11.2	0.4	3.0	0.8	0.1	1.4	1.3	12.9	31.1
Exploration and business development	4.9	2.1	4.7	6.0	15.5	1.3	4.0	23.2	61.7
General and administrative	-	-	-	-	-	-	-	29.6	29.6
Operating earnings (loss)	$216.0	285.4	54.4	177.4	40.2	73.8	(5.3)	(67.1)	$774.8
Other expense - net									(19.8)
Finance income									7.4
Finance expense									(32.9)
Earnings before tax									$729.5

Capital expenditures for the three months ended June 30, 2025(c)	$101.6	43.0	27.8	56.7	37.7	43.4	26.5	3.9	$340.6

	Operating segments						Non-operating segments
Three months ended June 30, 2024:	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$365.6	304.6	149.6	163.9	140.9	93.2	-	1.7	$1,219.5
Cost of sales
Production cost of sales	102.3	135.2	58.8	94.8	93.9	50.6	-	0.5	536.1
Depreciation, depletion and amortization	84.0	45.7	45.8	25.9	65.9	27.0	0.1	1.4	295.8
Total cost of sales	186.3	180.9	104.6	120.7	159.8	77.6	0.1	1.9	831.9
Gross profit (loss)	$179.3	123.7	45.0	43.2	(18.9)	15.6	(0.1)	(0.2)	$387.6
Other operating expense (income)	4.7	6.8	2.4	0.1	0.5	0.7	0.9	(14.2)	1.9
Exploration and business development	1.9	2.1	0.7	4.6	12.9	3.0	12.5	18.0	55.7
General and administrative	-	-	-	-	-	-	-	31.7	31.7
Operating earnings (loss)	$172.7	114.8	41.9	38.5	(32.3)	11.9	(13.5)	(35.7)	$298.3
Other income - net									5.7
Finance income									4.5
Finance expense									(21.8)
Earnings before tax									$286.7

Capital expenditures for the three months ended June 30, 2024(c)	$88.1	44.5	12.4	110.8	42.0	5.5	31.9	2.9	$338.1

13

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments						Non-operating segments
Six months ended June 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$770.0	904.7	326.4	692.9	227.4	304.6	-	-	$3,226.0
Cost of sales
Production cost of sales	207.6	282.2	134.5	273.1	109.1	108.6	-	-	1,115.1
Depreciation, depletion and amortization	149.8	113.8	62.4	96.9	39.7	85.7	0.2	2.8	551.3
Total cost of sales	357.4	396.0	196.9	370.0	148.8	194.3	0.2	2.8	1,666.4
Gross profit (loss)	$412.6	508.7	129.5	322.9	78.6	110.3	(0.2)	(2.8)	$1,559.6
Other operating expense	8.8	0.6	5.3	0.9	0.2	2.6	4.0	22.7	45.1
Exploration and business development	9.4	3.1	5.1	9.8	28.4	1.5	6.9	39.8	104.0
General and administrative	-	-	-	-	-	-	-	65.3	65.3
Operating earnings (loss)	$394.4	505.0	119.1	312.2	50.0	106.2	(11.1)	(130.6)	$1,345.2
Other expense - net									(33.0)
Finance income									11.6
Finance expense									(68.1)
Earnings before tax									$1,255.7

Capital expenditures for the six months ended June 30, 2025(c)	$189.9	70.2	45.4	92.4	72.6	62.7	45.8	8.3	$587.3

	Operating segments						Non-operating segments
Six months ended June 30, 2024:	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$679.0	569.0	297.5	280.2	281.8	190.9	-	2.6	$2,301.0
Cost of sales
Production cost of sales	202.0	270.9	110.9	177.3	184.5	102.7	-	0.7	1,049.0
Depreciation, depletion and amortization	161.9	92.4	95.8	46.4	113.2	54.0	0.2	2.6	566.5
Total cost of sales	363.9	363.3	206.7	223.7	297.7	156.7	0.2	3.3	1,615.5
Gross profit (loss)	$315.1	205.7	90.8	56.5	(15.9)	34.2	(0.2)	(0.7)	$685.5
Other operating expense (income)	19.0	6.2	4.2	0.1	0.5	1.0	2.3	(3.8)	29.5
Exploration and business development	3.4	3.6	0.9	5.3	24.9	3.8	23.4	32.1	97.4
General and administrative	-	-	-	-	-	-	-	67.1	67.1
Operating earnings (loss)	$292.7	195.9	85.7	51.1	(41.3)	29.4	(25.9)	(96.1)	$491.5
Other income - net									5.8
Finance income									8.4
Finance expense									(43.3)
Earnings before tax									$462.4

Capital expenditures for the six months ended June 30, 2024(c)	$176.6	67.0	21.6	186.2	63.9	46.4	56.4	3.2	$621.3

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
June 30, 2025	$2,319.6	1,553.2	344.9	1,026.7	426.0	188.9	1,644.3	469.1	$7,972.7

Total assets at
June 30, 2025	$3,079.3	2,183.5	570.2	1,683.6	716.3	380.3	1,646.6	1,203.6	$11,463.4

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
December 31, 2024	$2,305.5	1,600.1	359.9	1,079.6	396.3	168.9	1,595.2	463.1	$7,968.6

Total assets at
December 31, 2024	$3,059.0	2,028.1	511.1	1,649.7	688.5	423.9	1,596.4	908.9	$10,865.6

(a)	The Fort Knox segment includes Manh Choh.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Buckhorn, Lobo-Marte and Maricunga. Corporate and other includes metal sales and operating loss of Maricunga of $nil and $3.5 million and $nil and $6.5 million, respectively, for the three and six months ended June 30, 2025 ($1.7 million and $1.2 million and $2.6 million and $3.2 million, respectively, for the three and six months ended June 30, 2024). During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.
(c)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

13.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $19.1 million were recorded as at June 30, 2025.

14

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Purchase commitments

At June 30, 2025, the Company had future commitments of approximately $605.5 million for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

15

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd., and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee are limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

As at June 30, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q2 2025	Q4 2024	Q2 2025	Q4 2024	Q2 2025	Q4 2024	Q2 2025	Q4 2024	Q2 2025	Q4 2024
Current assets	$1,068.5	$878.5	$3,400.7	$2,806.0	$4,054.4	$3,847.4	$(5,775.0)	$(5,405.2)	$2,748.6	$2,126.7
Non-current assets	8,155.4	8,792.3	5,715.7	5,667.5	28,053.5	31,105.3	(33,209.8)	(36,826.2)	8,714.8	8,738.9
Current liabilities	301.0	449.2	1,586.0	1,521.3	4,854.7	4,494.8	(5,775.0)	(5,405.2)	966.7	1,060.1
Non-current liabilities	1,369.2	2,360.0	1,095.3	1,140.5	1,856.5	3,460.5	(1,512.3)	(4,156.1)	2,808.7	2,804.9

For the six months ended June 30, 2025 and June 30, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024
Revenue	$2,325.0	$1,603.8	$2,027.1	$1,584.5	$879.0	$678.9	$(2,005.1)	$(1,566.2)	$3,226.0	$2,301.0
Net earnings (loss) attributable to common shareholders	898.7	317.9	614.0	133.5	1,377.3	572.7	(1991.3)	(706.2)	898.7	317.9

(a)	Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.

16